FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of September, 2003

Commission File Number: 001-09531

Telefónica, S.A.
(Translation of registrant’s name into English)

Gran Vía, 28
28013 Madrid, Spain
3491-459-3050
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telefónica, S.A.

TABLE OF CONTENTS

Item		Sequential Page Number

1.	TELEFÓNICA STREAMLINES ITS ORGANIZATIONAL STRUCTURE	4

TELEFÓNICA STREAMLINES ITS ORGANIZATIONAL STRUCTURE

Fernando Abril-Martorell to discontinue his executive functions

  The process of restructuring the group and shedding assets and businesses has concluded

  The model seeks to adapt to the new management situation with a more simplified approach

Having culminated the process of restructuring the Telefónica Group and shedding various assets and business, and with the aim of adapting to the new situation and streamlined management areas, the Board of Directors has approved a new organizational model for the Company.

The key parts of the organizational transformation are:

Simplification of business lines by including the corporate business (Telefónica Data) in the Fixed Telephony business in Spain and Latin America, and disappearance of Admira.

Concentration of the corporate structure by bringing the Management Planning and Control area under the Strategy area, and Resources under Corporate Finance.

Under this streamlined structure the Chairman will now handle all executive functions directly, upon the disappearance of the position of Chief Operating Officer. As a result, Fernando Abril-Martorell, the current COO, will discontinue his executive functions as from October 1 and will stay on as advisor to the Chairman.

The Board of Directors wishes to thank Fernando Abril-Martorell for his work and dedication, as well as for his invaluable contribution to the notable development achieved by the Telefónica Group during the last seven years.

Madrid, September 24, 2003

Presidente Ejecutivo (C.E.O) D. César Alierta
Secretario General D. Antonio Alonso Ureba
Dr.General Adjunto al Presidente D. Francisco de Bergia
Dr.Gral.Audit.Interna y Com. D. Calixto Ríos
Dr.Gral.Medios, Marketing y Contenidos D.Luis Abril
Dr.Gral.Medios, Marketing y Contenidos D.Kim Faura
D.Gral. Recursos Humanos D. Oscar Maraver
TERRA D. Joaquín Agut
TPI Dña. Belén Amatriain
T. de España D.Julio Linares (*)
T.Móviles D.Antonio Viana (*)
T.Internacional D.Jose María Alvarez-P. (*)
Dr.Gral. Estrategia Planific.y C.de Gestión D.Luis Lada (*)
Dr.Gral. Finanzas y Recursos(*) D.Santiago Fdez-Valbuena
T. Empresas España D.Eduardo Caride
T. Empresas Latinoamérica D.Eduardo Caride
D.Gral.Desarrollo Corporativo D. Angel Vilá
D.Gral.Planificación y Control de Gestión D. Alfonso Alonso
D.Gral. Recursos D. Antonio Palacios
Atento D.Alberto Horcajo

(*) Miembros del Comité de Dirección junto con el Presidente

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica, S.A.
Date:	September 24th, 2003	By:	/s/ Antonio Alonso Ureba
			Name:	Antonio Alonso Ureba
			Title:	General Secretary and Secretary to the Board of Directors